UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 0001092796
CUSIP Number: 831756-10-1
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐
Form N-SAR
                          ☐ Form N-CSR
For Period Ended: April 30, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
     For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
     SMITH & WESSON HOLDING CORPORATION

Full Name of Registrant

Former Name if Applicable
     2100 Roosevelt Avenue

Address of Principal Executive Office (Street and Number)
     Springfield, Massachusetts 01104

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In a press release dated June 29, 2005, we reported our decision to early adopt Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment (Revised)” using the modified retrospective application method described in SFAS 148, “Accounting for Stock-based Compensation—Transition and Disclosure.” SFAS 123(R) replaced our previous method of accounting for equity compensation under APB 25, “Accounting for Stock Issued to Employees.”
In a Current Report on Form 8-K, dated June 27, 2005, we previously reported that our previously filed financial statements should no longer be relied upon because we had determined that certain warrants issued by us in May 2001 required variable rather than fixed accounting treatment under APB 25 and we disclosed our plans to restate our financial statements for fiscal 2002, fiscal 2003, and fiscal 2004, and the first three quarters of fiscal 2005 to reflect the retroactive adoption of SFAS 123(R) as described above as well as to disclose the impact of variable accounting under APB 25.
We will adopt SFAS 123(R) using the modified retrospective application method for all prior years for which SFAS 123 was effective. We will also restate our financial statements for fiscal 2002, 2003, 2004, and the first three quarters of 2005 to correct our accounting for certain warrants as discussed above.
The methodology for calculating stock-based compensation expense under SFAS 123(R) is significantly different than under APB 25. We are currently in the process of restating our financial statements for such periods including the computation of the pre-tax impact and the tax effect of the exercise of certain stock options on our net income for fiscal 2003, 2004, and 2005.
The restatement of our financial statements to adopt SFAS 123(R) on a retrospective basis, including review of certain tax and net income effects as a result of the adoption of SFAS 123(R) has delayed the preparation of our annual report on Form 10-K for the fiscal year ended April 30, 2005. In addition, while we have been able to close our books and prepare pre-SFAS 123(R) financial statements, the recent absence of two key members of our accounting staff has contributed to the delay in our adoption of SFAS 123(R). One such person is on maternity leave and the other is ill. As a result of the reasons set forth above, we are unable to file our Form 10-K on the prescribed due date without unreasonable effort or expense. We expect that our Form 10-K will be filed by no later than the fifteenth calendar day following the date on which the Form 10-K was due.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John A. Kelly	(413)	781-8300

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes       ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes       ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please refer to our Current Report on Form 8-K, dated June 27, 2005 for further explanation.
SMITH & WESSON HOLDING CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 29, 2005	By:	/s/ John A. Kelly
John A. Kelly
Chief Financial Officer and Treasurer

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